Delta Natural Gas Company, Inc. ("Delta" or "the Company") is engaged primarily in the distribution, transmission, storage and production of natural gas through facilities located in 23 counties in central and southeastern Kentucky. Delta serves 40,000 residential, commercial, industrial and transportation customers and makes transportation deliveries to several interconnected pipelines.

     Unless the context requires otherwise, references to Delta include Delta's wholly-owned subsidiaries, Delta Resources, Inc. ("Delta Resources"), Delgasco, Inc. ("Delgasco"), and Enpro, Inc. ("Enpro"). Delta Resources buys gas and resells it to industrial or other large customers on Delta's system and to Delta for system supply. Delgasco buys gas and resells it to Delta Resources and to customers not on Delta's system. Enpro owns and operates production properties and undeveloped acreage.

     Delta operates under two segments, a regulated segment and an unregulated segment (see Note 10 of the Notes to Consolidated Financial Statements).

     Delta was incorporated under Kentucky law in 1949. Its principal executive offices are located at 3617 Lexington Road, Winchester, Kentucky 40391. Its telephone number is (859) 744-6171, and its fax number is (859) 744-6552. Delta's website is www.deltagas.com.



Delta's Mission Statement. . . .

     Delta will be a premier  provider of  integrated  natural  gas  services by
achieving  total  customer   satisfaction,   providing  an  excellent   employee
environment and ensuring a quality investment for its owners.



Selected Consolidated Financial Information


For the Years Ended June 30,          2001          2000          1999          1998(a)          1997
                               -----------   -----------   -----------   -----------      -----------

Summary of Operations ($)
   Operating
   Revenues                     70,770,156    45,926,775    38,672,238    44,258,000       42,169,185

   Operating
   Income                        8,721,719     8,176,722     6,652,070     6,731,859        5,315,582

   Net income                    3,635,895     3,464,857     2,150,794     2,451,272        1,724,265

   Basic and diluted
   Earnings per
   Common share                       1.47          1.42           .90          1.04              .75

   Dividends
   Declared per
   Common share                       1.14          1.14          1.14          1.14             1.14

Average Number of
Common Shares
Outstanding                      2,477,983     2,433,397     2,394,181     2,359,598        2,294,134


Total Assets ($)               124,179,138   112,918,919   107,473,117   102,866,613       96,681,165

Capitalization ($)

   Common share-
   holders' equity              32,754,560    31,297,418    29,912,007    29,810,294       29,474,569

   Long-term debt               49,258,902    50,723,795    51,699,700    52,612,494       38,107,860

   Total
   Capitalization               82,013,462    82,021,213    81,611,707    82,422,788       67,582,429
                               ===========   ===========   ===========   ===========      ===========

Short-Term
Debt ($)(b)                     19,250,000    11,375,000     8,145,000     3,665,000       12,852,600








For the Years Ended June 30,          2001          2000          1999          1998(a)          1997
                               -----------   -----------   -----------   -----------      -----------

Other Items ($)

   Capital
   Expenditures                  7,069,713     8,795,653     7,982,143    11,193,613       16,648,994

   Total plant                 147,792,390   141,986,856   133,804,954   127,028,159      116,829,158
                                                                                          -----------

(a)  During March,  1998,  $25,000,000 of debentures were sold, and the proceeds were used to repay short-term debt and to redeem the Company's  $10,000,000 of 9% debentures.

(b)  Includes current portion of long-term debt.


TO OUR SHAREHOLDERS

We are pleased to report an increase in earnings per share to $1.47 for this year compared to $1.42 the previous year. The weather this past year was colder than thirty year average ("normal") weather, with billed degree days at 107% of normal as compared with 90% for the previous year. Since January 1, 2000 Delta has had weather-adjusted rates that provide for the adjustment of our retail rates to reflect variances from normal weather. This allowed us to be able to reduce our rates this past winter to reflect the colder winter weather and helped to offset the higher bills our customers received due to the colder weather and increased purchased gas costs.

We are continuing our transmission network improvement efforts, which will increase both our transmission and storage capabilities. This year's project, which is presently underway, involves the construction of 12 miles of 10-inch diameter steel pipeline. Our 2300-mile pipeline system served over 40,000 retail customers this past winter in the 23 counties in which we have facilities. Our total throughput was almost 12 billion cubic feet, which was a 17% increase over the previous year. We are very fortunate to be in a growth area of central and southeastern Kentucky and we will do our part in assisting with this growth.

Prices of gas that the Company purchased fluctuated this past year. There were significant increases that reflected national supply and demand. We always undertake to purchase the least expensive supplies to meet our customers' needs, while at the same time being sure to emphasize reliability. Our supply efforts include the use of underground storage facilities on our interstate pipeline suppliers' systems, as well as our own Canada Mountain underground storage field that is located in Bell County, Kentucky. This storage field enabled us to store natural gas when prices were lower last year, and we then withdrew the gas last winter to help meet our customers' requirements. This provided supply for a significant portion of our customers and helped to keep our average cost of gas lower that it otherwise would have been. This storage field is now again in its annual injection mode.

We are pleased that Delta's common stock price has increased over the past year to better reflect the value of being an owner of the Company. We appreciate all the confidence that you have in Delta, and we will do our best to position the company effectively for future opportunities. As an indication of its confidence in the future prospects of Delta, at its August 14, 2001 meeting your Board of Directors increased the quarterly common stock dividend by 1.8% on an annual basis to $.29 per share, payable September 15 to shareholders of record August 31, 2001.

Sincerely,


H. D. Peet
Chairman of the Board

Glenn R. Jennings
President and Chief Executive Officer
August 15, 2001

Summary of Operations

Gas Operations and Supply

     The Company purchases, produces and stores natural gas for distribution to its retail customers and also provides transportation service to industrial customers and inter-connected pipelines through facilities located in 23 predominantly rural counties in central and southeastern Kentucky. The economy of Delta's service area is based principally on light industry, farming and coal mining. The communities in Delta's service area typically contain populations of less than 20,000. The three largest service areas are Nicholasville, Corbin and Berea, where Delta serves 7,100, 6,500, and 4,100 customers, respectively.

     The communities served by Delta continue to expand, resulting in growth opportunities for the Company. Industrial parks have been developed in several areas and have resulted in additional industrial customers, some of which are on-system transportation customers.

     Currently, over 99% of Delta's customers are residential and commercial. Delta's remaining, light industrial customers purchased 5% of the total volume of gas sold by Delta at retail during 2001.

         The Company's revenues are affected by various factors, including rates billed to customers, the cost of natural gas, economic conditions in the areas that the Company serves, weather conditions and competition.

     Delta competes for customers and sales with alternative sources of energy, including electricity, coal, oil, propane and wood. The Company's marketing subsidiaries, which purchase gas and resell it to various industrial customers and others, also compete for their customers with producers and marketers of natural gas. Higher gas costs, which the Company is generally able to pass through to customers, may influence customers to conserve, or, in the case of industrial customers, to use alternative energy sources. Also, the potential bypass of Delta's system by industrial customers and others is a competitive concern that Delta has addressed and will continue to address.

     Delta's retail sales are seasonal and temperature-sensitive as the majority of the gas sold by Delta is used for heating. This seasonality impacts Delta's liquidity position and its management of its working capital requirements during each twelve month period, and changes in the average temperature during the winter months impacts its revenues year-to-year. Delta's current tariffs provide for some adjustments of gas rates through a weather normalization tariff. Delta is permitted to adjust rates for the billing months of December through April to reflect variations from normal weather (see Management's Discussion and Analysis of Financial Condition and Results of Operations).

     Retail gas sales in 2001 were 4,528,000 Mcf, generating $47,174,000 in revenues, as compared to 3,837,000 Mcf and $31,728,000 in revenues for 2000. Heating degree days billed during 2001 were 106.8% of normal as compared with 89.6% in 2000. Sales volumes increased by 691,000 Mcf, or 18%, in 2001 as compared to 2000.

     Delta's transportation of natural gas during 2001 generated revenues of $4,709,500 as compared with $4,578,000 during 2000. Of the total transportation in 2001, $3,895,000 (4,768,000 Mcf) and $814,000 (2,677,000 Mcf) were earned for transportation for on-system and off-system customers, respectively. Of the total transportation for 2000, $4,056,000 (4,703,000 Mcf) and $522,000
(1,672,000 Mcf) were earned for transportation for on-system and off-system customers, respectively.

     As an active participant in many areas of the natural gas industry, Delta plans to continue its efforts to expand its gas distribution system. Delta continues to consider acquisitions of other gas systems, some of which are contiguous to its existing service areas, as well as expansion within its existing service areas. During October, 1999, Delta acquired the Mt. Olivet Natural Gas Company in Robertson and Mason counties, consisting of approximately 300 primarily residential customers.

     The Company also anticipates continuing activity in gas production and transportation and plans to pursue and increase these activities wherever practicable. The Company will continue to consider the construction or acquisition of additional transmission, storage and gathering facilities to provide for increased transportation, enhanced supply and system flexibility.

     Some producers in Delta's service area can access certain pipeline delivery systems other than Delta, which provides competition from others for transportation of such gas. Delta will continue its efforts to purchase or transport any natural gas available that is produced in reasonable proximity to its facilities.

     Delta receives its gas supply from a combination of interstate and Kentucky sources. Delta's interstate gas supply is transported and/or stored by Tennessee Gas Pipeline Company ("Tennessee"), Columbia Gas Transmission Corporation ("Columbia"), Columbia Gulf and Texas Eastern Transmission Corporation. Delta acquires its interstate gas supply from gas marketers. Those marketers are responsible for arranging transportation of the gas volumes to Delta's system.

     Delta's agreements with Tennessee extend until 2005 and thereafter continue on a year-to-year basis until terminated by either party. Tennessee is obligated under the agreements to transport on a firm basis up to 19,500 Mcf per day for Delta. During 2001, Delta purchased 1,388,000 Mcf that was delivered on Tennessee from a gas marketer under an agreement that began May 1, 2000 and extends through April 30, 2003.

     Delta's agreements with Columbia and Columbia Gulf extend until 2008 and thereafter continue on a year-to-year basis until terminated by one of the parties to the particular agreement. Columbia and Columbia Gulf are obligated under the agreements to transport up to 12,500 Mcf per day and 4,300 Mcf per day, respectively, for Delta. During 2001, Delta purchased a total of 815,000 Mcf that was delivered on Columbia and Columbia Gulf from a gas marketer under an agreement that extends through April 30, 2002 and continues thereafter on a year-to-year basis.

     Delta has an agreement with Columbia Natural Resources ("CNR") to purchase natural gas through October 31, 2004. Delta purchased 74,000 Mcf from CNR during 2001. CNR is responsible for the delivery of these volumes to Delta's system.

     Delta has an agreement with its wholly-owned subsidiary, Enpro, Inc. ("Enpro"), to purchase natural gas, and during 2001 Delta purchased a total of 132,000 Mcf from Enpro. Enpro's volumes are transported on Delta's system. Enpro also produces oil, but that production has not been significant.

     Delta's wholly-owned subsidiaries, Delta Resources, Inc. ("Delta Resources") and Delgasco, Inc. ("Delgasco") purchase gas under agreements with various marketers and Kentucky producers. The marketers are responsible for the transportation of their volumes to Delta's system. Volumes from the Kentucky producers are transported on Delta's system. The gas is resold to industrial customers on Delta's system, to Delta for system supply and to others.

     Delta owns and operates an underground natural gas storage field with an estimated eventual working capacity of 4,000,000 Mcf. This field has been used to provide a significant portion of Delta's winter supply needs since 1996. This storage capability permits Delta to purchase and store gas during the non-heating months and then withdraw and sell the gas during the peak usage months. During 2001, 1,900,000 Mcf was withdrawn from this storage field.

     Although there are competitors for the acquisition of gas supplies, Delta continues to seek additional new gas supplies from all available sources, including those in the proximity of its facilities in southeastern Kentucky. Also, Delta Resources and Delgasco continue to pursue acquisitions of new gas supplies from Kentucky producers and others. Delta will continue to maintain an active gas supply management program that emphasizes long-term reliability and the pursuit of cost effective sources of gas for its customers.






Regulatory Matters

     Delta  is  subject  to  the  regulatory  authority  of the  Public  Service
Commission of Kentucky ("PSC") with respect to various aspects of Delta's business, including rates and service to retail and transportation customers. The company monitors the need to file a general rate case as a way to adjust its sales prices.

     On December 27, 1999, Delta received approval from the PSC for an annual revenue increase of $420,000. This resulted from a general rate case that Delta had filed with the PSC during July, 1999. The new tariffs include a weather normalization adjustment tariff whereby Delta is permitted to adjust rates for the billing months of December through April to reflect variations from normal weather. The new rates were effective for service on and after January 1, 2000.

     Delta's weather normalization adjustment tariff was approved by the PSC in Delta's last rate case on an experimental basis through the 2002 heating season. On June 19, 2001, Delta filed a request with the PSC seeking to make the weather normalization adjustment tariff a permanent part of its tariffs. This request is pending before the PSC.

     Delta's rates include a Gas Cost Recovery ("GCR") clause, which permits changes in Delta's gas costs to be reflected in the rates charged to customers. The GCR requires Delta to make quarterly filings with the PSC, but such procedure does not require a general rate case.

     On September 12, 2000, the PSC initiated an investigation of increases in wholesale natural gas prices and their impacts on customers served by Kentucky's jurisdictional natural gas distribution companies. On July 17, 2001, the PSC issued an order in this proceeding requiring an audit by an outside consultant of the gas procurement activities of Delta and certain other gas distribution companies regulated by the PSC. The PSC order indicated that Kentucky distributors had generally developed sound planning and procurement procedures for meeting their customers' natural gas requirements and that these procedures have provided consumers with a reliable supply of natural gas at reasonable costs. The PSC noted the events of the past year, including changes in natural gas wholesale markets, and ordered the audits to evaluate distributors' gas planning and procurement strategies in light of the recent more volatile wholesale markets, with a primary focus on a balanced portfolio of gas supply that balances cost issues, price risk and reliability. There is no specific time schedule for the audits.

     In addition to PSC regulation, Delta may obtain non-exclusive franchises from the cities and communities in which it operates authorizing it to place its facilities in the streets and public grounds. However, no utility may obtain a franchise until it has obtained from the PSC a Certificate of Convenience and Necessity authorizing it to bid on the franchise. Delta holds franchises in four of the cities and seven other communities it serves. In the other cities and communities served by the Company, either Delta's franchises have expired, the communities do not have governmental organizations authorized to grant franchises, or the local governments have not required or do not want to offer a franchise. Delta attempts to acquire or reacquire franchises whenever feasible.

     Without a franchise, a local government could require Delta to cease its occupation of the streets and public grounds or prohibit Delta from extending its facilities into any new area of that city or community. To date, the absence of a franchise has had no adverse effect on Delta's operations.


Capital Expenditures

     Capital expenditures during 2001 were $7.1 million and for 2002 are estimated to be $8.9 million. The Company's planned expenditures include system extensions as well as the replacement and improvement of existing transmission, distribution, gathering and general facilities.


Financing

     The Company's capital expenditures and operating cash requirements are met through the use of internally generated funds and a short-term line of credit. The current available line of credit is $40 million, of which $16.8 million had been borrowed at June 30, 2001.

     Present plans are to utilize the short-term line of credit to help meet planned capital expenditures and operating cash requirements. The amounts and types of future long-term debt and equity financings will depend upon the Company's capital needs and market conditions.

     During 2001 the requirements of the Employee Stock Purchase Plan (see Note 3(c) of the Notes to Consolidated Financial Statements) were met through the issuance of 6,750 shares of common stock resulting in an increase of $104,000 in Delta's common shareholders' equity. The Dividend Reinvestment and Stock Purchase Plan (see Note 4 of the Notes to Consolidated Financial Statements) resulted in the issuance of 28,958 shares of common stock providing an increase of $533,000 in Delta's common shareholders' equity.


Common Stock Dividends and Prices

     Delta has paid cash dividends on its common stock each year since 1964. While it is the intention of the Board of Directors to continue to declare dividends on a quarterly basis, the frequency and amount of future dividends will depend upon the Company's earnings, financial requirements and other relevant factors, including limitations imposed by the indenture for the Debentures. There were 2,265 record holders of Delta's common stock as of August 1, 2001.

     Delta's common stock is traded in the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol DGAS. The accompanying table reflects the high and low sales prices during each quarter as reported by NASDAQ and the quarterly dividends declared per share.


                     Range of Stock Prices ($)         Dividends
                     -------------------------
Quarter              High              Low            Per Share ($)
-------              ----              ---            -------------

Fiscal 2001

First                18.00             15.25          .285
Second               19.625            16.25          .285
Third                20.313            17.688         .285
Fourth               20.75             18.00          .285

Fiscal 2000

First                17.75             14.125         .285
Second               16.25             14.375         .285
Third                15.625            13.813         .285
Fourth               15.75             13.625         .285

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

     The Company's utility operations are subject to regulation by the PSC, which has a significant role in determining the Company's return on equity. The PSC approves rates that are intended to permit a specified rate of return on investment. The Company's rate tariffs allow the cost of gas to be passed through to customers (see Regulatory Matters).

     The Company's business is temperature-sensitive. Accordingly, the Company's sales volumes in any given period reflect, in addition to other factors, the impact of weather, with colder temperatures generally resulting in increased sales volumes by the Company. The Company anticipates that this sensitivity to seasonal and other weather conditions will continue to be reflected in the Company's sales volumes in future periods. However, Delta's current tariffs, approved by the PSC effective January 1, 2000, provide for some adjustment of gas rates through a weather normalization tariff (see Regulatory Matters). Under the weather normalization tariff, Delta's rates for residential and small non-residential customers are generally increased when winter weather is warmer than normal and decreased when winter weather is colder than normal. Delta is permitted to adjust rates for these classes of customers for the billing months of December through April under this tariff.


Liquidity and Capital Resources

     Because of the seasonal nature of Delta's sales, the smallest proportion of cash generated from operations is received during the warmer months when sales volumes decrease considerably. Additionally, most construction activity takes place during the non-heating season because of more favorable weather conditions. During the warmer, non-heating months, therefore, cash needs for operations and construction are partially met through short-term borrowings.

     Capital expenditures for Delta for fiscal 2002 are expected to be $8.9 million. The capital expenditures will be made for system extensions as well as the replacement and improvement of existing transmission, distribution, gathering and general facilities.

     Delta has been generating internally only a portion of the cash necessary for its capital expenditure requirements and thus finances the balance of its capital expenditures on an interim basis through the use of its borrowing capability under its short-term line of credit. The current available line of credit is $40,000,000, of which $16,800,000 was borrowed at June 30, 2001. The line of credit, which is with Bank One, Kentucky, NA, requires renewal during October, 2002. These short-term borrowings are periodically repaid with the net proceeds from the sale of long-term debt and equity securities, as was done in March, 1998 when the net proceeds of $24,100,000 from the sale of $25,000,000 of debentures were used to repay short-term debt and to redeem the Company's 9% debentures, that would have matured in 2011, in the amount of $10,000,000.

     The primary cash flows during the last three years are summarized below:

                                        2001            2000         1999
                                        ----            ----         ----

Provided by operating activities    $ 2,652,572    $ 8,827,505   $  6,680,276
Used in investing activities         (7,069,713)    (8,795,653)    (7,982,143)
Provided by financing activities      4,185,248        115,554      1,431,919
                                    -----------    -----------   ------------

Net increase  (decrease) in cash
and cash equivalents               $  (231,893)   $   147,406   $    130,052
                                    ===========    ===========   ============

     Cash provided by operating activities consists of net income and noncash items including depreciation, depletion, amortization and deferred income taxes. Additionally, changes in working capital are also included in cash provided by operating activities. The Company expects that internally generated cash, coupled with short-term borrowings, will be sufficient to satisfy its operating, normal capital expenditure and dividend requirements.


Results of  Operations

Operating Revenues

     The increase in operating revenues for 2001 of $24,843,000 was primarily attributable to increased gas rates and increased sales volumes. Gas rates increased due to higher gas prices, net of decreases from the impact of the weather normalization tariff. Sales volumes increased due to the colder winter weather in 2001.

     The increase in operating revenues for 2000 of $7,254,600 was primarily attributable to increased gas rates and increased non-regulated sales volumes. Gas rates increased due to higher gas prices coupled with increases from the impact of the weather normalization tariff. Non-regulated revenues increased due to the 1,092,000 Mcf, or 52.6% , increase in non-regulated sales volumes.

     Heating  degree days billed for 2001 were 106.8% of normal as compared with
89.6 % of normal for 2000 and 90.1% of normal for 1999.

     The following table sets forth certain comparisons for variations in revenues for the last two fiscal years:


                                            2001 compared to   2000 compared to
             Increase (Decrease)                2000                  1999
             -------------------                ----                  ----
  Variations in regulated revenues
        Gas rates                           $11,364,800         $  2,307,700
        Weather normalization adjustment     (1,634,000)             679,200
        Sales volumes                         5,715,700              199,500
        Transportation                          130,700              109,100
        Other                                    57,400                20,100
                                           -------------       -------------
             Total                          $15,634,600         $  3,315,600
                                            -----------         ------------

  Variations in non-regulated revenues
        Gas rates                          $  8,607,400        $     595,000
        Sales volumes                           601,000            3,344,000
                                           ------------        -------------
             Total                         $  9,208,400         $  3,939,000
                                           ------------         ------------

            Total variations in revenues   $24,843,000         $  7,254,600
                                           ===========         ============

  Variations in regulated volumes (%)
        Gas sales                                 18.0%                 0.6%
        Transportation                            16.8%                14.2%

  Variations in non-regulated volumes (%)
        Gas sales                                  7.7%                 52.6%


Operating Expenses

     The increase in purchased gas expense for 2001 of $23,493,000 was due primarily to the 73% increase in the cost of gas purchased for retail sales and the 13% increase in volumes sold, both related to the detailed revenue variations.

     The increase in purchased gas expense for 2000 of $4,747,000 was due primarily to increased gas purchases for non-regulated sales and from increases in the cost of gas purchased for retail sales.

     Changes in income taxes during 2001 and 2000 of $164,000 and $829,000, respectively, were primarily due to changes in net income.


Basic and Diluted Earnings Per Common Share

     For the years ended June 30, 2001, 2000 and 1999, basic earnings per common share changed as a result of changes in net income and the increased average common shares outstanding that resulted from the common shares issued under Delta's dividend reinvestment plan and shares issued to employees during the periods. There are no potentially dilutive securities, therefore basic and diluted earnings per common share are the same.


Factors That May Affect Future Results

     Management's Discussion and Analysis of Financial Condition and Results of Operations and the other sections of this report contain forward-looking statements that are not statements of historical facts. These forward-looking statements are identified by their language, which may in some cases include words such as "estimates", "attempts", "expects", "monitors", "plans", "anticipates", "intends", "continues" or "will continue", "believes", and similar expressions. Such forward-looking statements may concern future matters (among other matters) such as: Delta's cost and the availability of natural gas supplies; Delta's capital expenditures; its sources and availability of funding for operation and expansion; Delta's anticipated growth and growth opportunities through system expansion and acquisition; competitive conditions; Delta's production, storage, gathering and transportation activities; regulatory and legislative matters; dividends; and external and internal funding sources.

     Such forward-looking statements are accordingly subject to important risks and uncertainties that could cause the Company's actual results to differ materially from those expressed in any such forward-looking statements.

     Factors that could cause future results to differ materially from those expressed in or implied by the forward-looking statements or historical results include the impact or outcome of:

o The ongoing restructuring of the gas industry and the outcome of the regulatory proceedings related to that restructuring.

o    The changing regulatory environment generally.

o A change in the rights under present regulatory rules to recover for cost of gas supply, other expenses and investments in capital assets.

o    Uncertainty in Delta's capital expenditure requirements.

o Changes in economic conditions, demographic patterns and weather conditions in Delta's retail service areas.

o Changes affecting Delta's cost of providing gas service, including changes in interest rates, changes in the availability of external sources of financing for Delta's operations, tax laws, environmental laws, and the general rate of inflation.

o Changes affecting the cost of competing energy alternatives and competing gas distributors.

o Changes in accounting principles or the application of such principles to Delta.



New Accounting Pronouncements


     Delta adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as subsequently amended by SFAS No. 137 and SFAS No. 138, effective July 1, 2000. The adoption of this standard did not impact the Company's financial position or results of operations.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 currently applies to all business combinations initiated. SFAS No. 142 is effective July 1, 2002 for Delta. The adoption of standards is not expected to have a significant impact on the Company's financial position or results of operations; however, these new standards will be applied to future acquisitions to the extent that Delta completes any such transactions.

Delta Natural Gas Company, Inc. and Subsidiary Companies
Consolidated Statements of Income

For the Years Ended June 30,            2001          2000         1999

Operating Revenues                  $70,770,156   $45,926,775   $38,672,238
                                    -----------   -----------   -----------

Operating Expenses
   Purchased gas                    $44,707,739   $21,214,834   $16,467,988
   Operation and maintenance          9,844,728     9,139,143     9,137,107

   Depreciation and depletion         3,840,450     3,989,090     3,840,996

   Taxes other than income
     taxes                            1,423,020     1,338,486     1,334,977

   Income taxes (Note 2)              2,232,500     2,068,500     1,239,100
                                    -----------   -----------   ------------

      Total operating expenses      $62,048,437   $37,750,053   $32,020,168
                                    -----------   -----------   -----------

Operating Income                    $ 8,721,719   $ 8,176,722   $ 6,652,070

Other Income and Deductions, Net         31,141        42,866        33,660
                                    -----------   -----------   -----------

Income Before Interest Charges      $ 8,752,860   $ 8,219,588   $ 6,685,730
                                    -----------   -----------   -----------

Interest Charges
   Interest on long-term debt       $ 3,775,856   $ 3,845,565   $ 3,912,826

   Other interest                     1,179,949       748,006       460,950

   Amortization of debt expense         161,160       161,160       161,160
                                    -----------   -----------   -----------

      Total interest charges        $ 5,116,965   $ 4,754,731   $ 4,534,936
                                    -----------   -----------   -----------

Net Income                          $ 3,635,895   $ 3,464,857   $ 2,150,794
                                    ===========   ===========   ===========

Weighted Average Number of
  Common Shares Outstanding           2,477,983     2,433,397     2,394,181

Basic and Diluted Earnings Per
Common Share                        $      1.47   $      1.42   $       .90

Dividends Declared Per Common
  Share                             $      1.14   $      1.14   $      1.14

The accompanying notes to consolidated financial statements are an integral part of these statements.

Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Statements of Cash Flows

For the Years Ended June 30,                  2001           2000           1999

Cash Flows From Operating Activities
   Net income                         $ 3,635,895    $ 3,464,857    $ 2,150,794

   Adjustments to reconcile net
   Income to net cash from
   Operating activities
      Depreciation, depletion and
        Amortization                    4,047,715      4,240,595      4,088,362
      Deferred income taxes and
        Investment tax credits          2,332,458      1,446,444        662,880
      Other - net                         700,091        841,877        730,601

   (Increase) decrease in assets
      Accounts receivable              (1,860,926)    (1,160,957)       908,917
      Gas in storage                   (1,665,124)        48,005     (1,451,177)
      Materials and supplies             (129,278)       200,689       (144,468)
      Prepayments                        (690,662)       (51,964)        53,642
      Other assets                       (333,402)      (561,893)      (593,980)

   Increase (decrease) in
   liabilities
      Accounts payable                  1,647,056      1,630,760        273,755
      Refunds due customers                (5,708)         2,679        (75,774)
      Deferred (advance recovery
         of gas cost)                  (4,518,953)    (1,124,219)        50,446
      Accrued taxes                      (521,190)       284,891       (131,091)
      Other current liabilities            11,340       (302,553)       160,329
      Advances for construction and
        other                               3,260       (131,706)        (2,960)
                                       -----------    -----------    -----------

         Net cash provided by
           operating activities       $ 2,652,572    $ 8,827,505    $ 6,680,276
                                      -----------    -----------    -----------

Cash Flows From Investing Activities
   Capital Expenditures               $(7,069,713)   $(8,795,653)   $(7,982,143)
                                      -----------    -----------    -----------

         Net cash used in investing
           activities                 $(7,069,713)   $(8,795,653)   $(7,982,143)
                                      -----------    -----------    -----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

Delta Natural Gas Company, Inc. and Subsidiary Companies

For the Years Ended June 30,              2001            2000            1999

Cash Flows From Financing
   Activities
   Dividends on common stock       $ (2,825,267)   $ (2,777,372)   $ (2,728,997)
   Issuance of common stock, net        646,514         697,926         679,916
   Repayment of long-term debt         (810,999)     (1,735,000)       (339,000)
   Issuance of notes payable         52,415,000      27,810,000      21,615,000
   Repayment of notes payable       (45,240,000)    (23,880,000)    (17,795,000)
                                   ------------    ------------    ------------

         Net cash provided by
           Financing activities    $  4,185,248    $    115,554    $  1,431,919
                                   ------------    ------------    ------------

Net Increase (Decrease) in Cash
and Cash Equivalents               $   (231,893)   $    147,406    $    130,052

Cash and Cash Equivalents,
Beginning of Year                       395,994         248,588         118,536
                                   ------------    ------------    ------------

Cash and Cash Equivalents,
End of Year                        $    164,101    $    395,994    $    248,588
                                   ============    ============    ============


Supplemental Disclosures of Cash
Flow Information

   Cash paid during the year for:
      Interest                     $  4,970,327    $  4,626,542    $  4,685,458
      Income taxes (net of refunds)$    395,737    $    533,908    $    712,023


The accompanying notes to consolidated financial statements are an integral part of these statements.

Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Balance Sheets

As of June 30,                                           2001             2000

Assets
   Gas Utility Plant, at cost                   $ 147,792,390    $ 141,986,856
      Less - Accumulated provision for
        Depreciation                              (45,375,230)     (42,067,229)
                                                -------------    -------------

         Net gas plant                          $ 102,417,160    $  99,919,627
                                                -------------    -------------

   Current Assets
      Cash and cash equivalents                 $     164,101    $     395,994
      Accounts receivable, less accumulated
        Provisions for doubtful accounts of
        $575,000 and $144,380 in 2001 and
        2000, respectively                          4,651,766        2,790,840
      Gas in storage, at average cost               4,659,901        2,963,137
      Deferred gas costs                            4,444,707             --
      Materials and supplies, at first-in,
        first-out cost                                593,419          464,141
      Prepayments                                   1,090,515          240,053
                                                -------------    -------------

         Total current assets                   $  15,604,409    $   6,854,165
                                                -------------    -------------

   Other Assets
      Cash surrender value of officers' life
        Insurance (face amount of $1,236,009)   $     354,891    $     356,753
      Note receivable from officer                    128,000          152,000
      Unamortized debt expense and other
        (Note 6)                                    5,674,678        5,636,374
                                                -------------    -------------

         Total other assets                     $   6,157,569    $   6,145,127
                                                -------------    -------------

            Total assets                        $ 124,179,138    $ 112,918,919
                                                =============    =============




The accompanying notes to consolidated financial statements are an integral part of these statements.

Delta Natural Gas Company, Inc. and Subsidiary Companies

As of June 30,                                        2001           2000

Liabilities and Shareholders' Equity

   Capitalization (See Consolidated Statements
   of Capitalization)
      Common shareholders' equity                $ 32,754,560   $ 31,297,418
      Long-term debt (Notes 6 and 7)               49,258,902     50,723,795
                                                 ------------   -------------

         Total capitalization                    $ 82,013,462   $ 82,021,213
                                                 ------------   ------------

   Current Liabilities
      Notes payable (Note 5)                     $ 16,800,000   $  9,625,000
      Current portion of long-term
        debt (Notes 6 and 7)                        2,450,000      1,750,000
      Accounts payable                              5,602,199      3,955,143
      Accrued taxes                                   718,376      1,239,566
      Refunds due customers                            38,320         44,028
      Advance recovery of gas costs                      --           74,246
      Customers' deposits                             418,582        421,900
      Accrued interest on debt                      1,178,410      1,192,932
      Accrued vacation                                538,595        519,066
      Other accrued liabilities                       400,898        391,247
                                                -------------   -------------

         Total current liabilities               $ 28,145,380   $ 19,213,128
                                                ------------    ------------

   Deferred Credits and Other
      Deferred income taxes                      $ 12,851,457   $ 10,403,299
      Investment tax credits                          449,800        504,400
      Regulatory liability (Note 2)                   632,725        693,825
      Advances for construction and other              86,314         83,054
                                                 ------------   ------------

         Total deferred credits and other        $ 14,020,296   $ 11,684,578
                                                 ------------   ------------

   Commitments and Contingencies (Note 8)        ____________   ____________
                                                 ------------   ------------
            Total liabilities and
              shareholders' equity               $124,179,138   $112,918,919
                                                 ============   ============




The accompanying notes to consolidated financial statements are an integral part of these statements.


Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Statements of Changes in
Shareholders' Equity

For the Years Ended June 30,                        2001            2000            1999
Common Shares
   Balance, beginning of year               $  2,459,067    $  2,413,942    $  2,375,093
     $1.00 par value of 36,612, 45,125,
       and 38,849 shares issued in 2001,
       2000 and 1999, respectively
         Dividend reinvestment and stock
           purchase plan                          28,958          37,499          32,551
         Employee stock purchase plan and
           other                                   7,654           7,626           6,298
                                            ------------    ------------    ------------

   Balance, end of year                     $  2,495,679    $  2,459,067    $  2,413,942
                                            ============    ============    ============

Premium on Common Shares
   Balance, beginning of year               $ 29,038,995    $ 28,386,194    $ 27,745,127
     Premium on issuance of common shares
       Dividend reinvestment and stock
         purchase plan                           503,897         533,760         536,520
       Employee stock purchase plan and
         other                                   114,416         119,041         104,547
                                            ------------    ------------    ------------

   Balance, end of year                     $ 29,657,308    $ 29,038,995    $ 28,386,194
                                            ============    ============    ============

Capital Stock Expense

Balance, beginning of year                  $ (1,917,020)   $ (1,917,020)   $ (1,917,020)
   Dividend reinvestment and stock
     purchase plan                                (8,411)           -___            - __
                                            ------------    ------------    ------------


   Balance, end of year                     $ (1,925,431)   $ (1,917,020)   $ (1,917,020)
                                            ============    ============    ============

Retained Earnings
   Balance, beginning of year               $  1,716,376    $  1,028,891    $  1,607,094
     Net income                                3,635,895       3,464,857       2,150,794
     Cash dividends declared on common
       shares (See Consolidated
       Statements of Income for rates)        (2,825,267)     (2,777,372)     (2,728,997)
                                            ------------    ------------    ------------

   Balance, end of year                     $  2,527,004    $  1,716,376    $  1,028,891
                                            ============    ============    ============




The accompanying notes to consolidated financial statements are an integral part of these statements.

Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Statements of Capitalization

As of June 30,                                          2001            2000

Common Shareholders' Equity
   Common shares, par value $1.00 per share
     (Notes 3 and 4)
     Authorized 6,000,000 shares
     Issued and outstanding 2,495,679 and
       2,459,067 shares in 2001 and
       2000, respectively                       $  2,495,679    $  2,459,067
   Premium on common shares                       29,657,308      29,038,995
   Capital stock expense                          (1,925,431)     (1,917,020)
   Retained earnings (Note 6)                      2,527,004       1,716,376
                                                ------------    ------------

      Total common shareholders' equity         $ 32,754,560    $ 31,297,418
                                                ------------    ------------

Long-Term Debt (Notes 6 and 7)
   Debentures, 8.3%, due 2026                   $ 14,821,000    $ 14,925,000
   Debentures, 6 5/8%, due 2023                   11,933,000      12,243,000
   Debentures, 7.15%, due 2018                    24,271,000      24,668,000
   Promissory note from acquisition of under-
     ground storage, non-interest bearing,
     due through 2001 (less unamortized
     discount of $16,098 and $62,205 in
     2001 and 2000, respectively)                    683,902         637,795
                                                ------------    ------------

      Total long-term debt                      $ 51,708,902    $ 52,473,795


   Less amounts due within one year,
     included in current liabilities              (2,450,000)     (1,750,000)
                                                ------------    ------------

      Net long-term debt                        $ 49,258,902    $ 50,723,795
                                                ------------    ------------



         Total capitalization                   $ 82,013,462    $ 82,021,213
                                                ============    ============


The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1)  Summary of Significant Accounting Policies

     (a) Principles of Consolidation -- Delta Natural Gas Company, Inc. ("Delta" or "the Company") has three wholly-owned subsidiaries. Delta Resources, Inc. ("Delta Resources") buys gas and resells it to industrial or other large use customers on Delta's system and to Delta for system supply. Delgasco, Inc. buys gas and resells it to Resources and to customers not on Delta's system. Enpro, Inc. owns and operates production properties and undeveloped acreage. All subsidiaries of Delta are included in the consolidated financial statements. Intercompany balances and transactions have been eliminated.

     (b) Cash Equivalents -- For the purposes of the Consolidated Statements of Cash Flows, all temporary cash investments with a maturity of three months or less at the date of purchase are considered cash equivalents.

     (c) Depreciation -- The Company determines its provision for depreciation using the straight-line method and by the application of rates to various classes of utility plant. The rates are based upon the estimated service lives of the properties and were equivalent to composite rates of 2.8%, 3.1% and 3.2% of average depreciable plant for 2001, 2000 and 1999, respectively.

     (d) Maintenance -- All expenditures for maintenance and repairs of units of property are charged to the appropriate maintenance expense accounts. A betterment or replacement of a unit of property is accounted for as an addition and retirement of utility plant. At the time of such a retirement, the accumulated provision for depreciation is charged with the original cost of the property retired and also for the net cost of removal.

     (e) Gas Cost Recovery -- Delta has a Gas Cost Recovery ("GCR") clause which provides for a dollar-tracker that matches revenues and gas costs and provides eventual dollar-for-dollar recovery of all gas costs incurred. The Company expenses gas costs based on the amount of gas costs recovered through revenue. Any differences between actual gas costs and those estimated costs billed are deferred and reflected in the computation of future billings to customers using the GCR mechanism.

     (f) Revenue Recognition -- The Company records revenues as billed to its customers on a monthly meter reading cycle. At the end of each month, gas service which has been rendered from the latest date of each cycle meter reading to the month-end is unbilled.

     (g) Revenues and Customer Receivables -- The Company serves 40,000 customers in central and southeastern Kentucky. Revenues and customer receivables arise primarily from sales of natural gas to customers and from transportation services for others. Provisions for doubtful accounts are recorded to reflect the expected net realizable value of accounts receivable.

     (h) Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (i) New Accounting Pronouncements -- Delta adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as subsequently amended by SFAS No. 137 and SFAS No. 138, effective July 1, 2000. The adoption of this standard did not impact the Company's financial position or results of operations.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 currently applies to all business combinations initiated. SFAS No. 142 is effective July 1, 2001 for Delta. The adoption of these standards is not expected to have a significant impact on the Company's financial position or results of operations; however, these new standards will be applied to future acquisitions to the extent that Delta completes any such transactions.


(2)   Income Taxes

     The Company provides for income taxes on temporary differences resulting from the use of alternative methods of income and expense recognition for financial and tax reporting purposes. The differences result primarily from the use of accelerated tax depreciation methods for certain properties versus the straight-line depreciation method for financial purposes, differences in recognition of purchased gas cost recoveries and certain other accruals which are not currently deductible for income tax purposes. Investment tax credits were deferred for certain periods prior to fiscal 1987 and are being amortized to income over the estimated useful lives of the applicable properties. The Company utilizes the liability method for accounting for income taxes, which requires that deferred income tax assets and liabilities are computed using tax rates that will be in effect when the book and tax temporary differences reverse. The change in tax rates applied to accumulated deferred income taxes may not be immediately recognized in operating results because of ratemaking treatment. A regulatory liability has been established to recognize the future revenue requirement impact from these deferred taxes. The temporary differences which gave rise to the net accumulated deferred income tax liability for the periods are as follows:

                                                  2001          2000
                                               -----------   -----------
Deferred Tax Liabilities
    Accelerated depreciation                   $12,440,957   $11,521,999
    Deferred gas cost/unbilled revenue           1,444,200          --
    Accrued pension                              1,157,200       988,000
    Debt expense                                   426,900       447,100
                                               -----------   -----------

       Total                                   $15,469,257   $12,957,099
                                               -----------   -----------

Deferred Tax Assets
    Alternative minimum tax credits            $ 1,701,100   $ 1,400,800
    Regulatory liabilities                         249,600       273,700
    Deferred gas cost/unbilled revenue                --         309,300
    Investment tax credit                          177,400       199,000
    Other                                          489,700       371,000
                                               -----------   -----------

        Total                                  $ 2,617,800   $ 2,553,800
                                               -----------   -----------

         Net accumulated deferred
           income tax liability                $12,851,457   $10,403,299
                                               ===========   ===========

     The components of the income tax provision are comprised of the following for the years ended June 30:

                                          2001           2000          1999
                                   -----------    -----------   -----------
Components of Income Tax Expense
    Current
       Federal                     $   (77,000)   $   568,100   $   563,400
       State                           (71,700)       137,500        63,000
                                   -----------    -----------   -----------
          Total                    $  (148,700)   $   705,600   $   626,400

    Deferred                         2,381,200      1,362,900       612,700
                                   -----------    -----------   -----------

          Income tax expense       $ 2,232,500    $ 2,068,500   $ 1,239,100
                                   ===========    ===========   ===========



     Reconciliation of the statutory federal income tax rate to the effective income tax rate is shown in the table below:

                                            2001    2000    1999
                                            ---     ---     ---

Statutory federal income tax rate           34.0 %  34.0 %  34.0 %
State income taxes net of federal benefit    5.4     5.2     5.2
Amortization of investment tax credit       (0.9)   (1.1)   (2.0)
Other differences - net                     (0.3)   (0.4)   (0.4)
                                            ---     ---     ---

     Effective income tax rate              38.2 %  37.7 %  36.8 %
                                            ===     ===     ===

(3)  Employee Benefit Plans

(a) Defined Benefit Retirement Plan -- Delta has a trusteed, noncontributory, defined benefit pension plan covering all eligible employees. Retirement income is based on the number of years of service and annual rates of compensation. The Company makes annual contributions equal to the amounts necessary to fund the plan adequately. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended March 31, 2001, and a statement of the funded status as of March 31 of both years, as recognized in the Company's consolidated balance sheets at June 30.

                                                         2001            2000
                                                 ------------    ------------
Change in Benefit Obligation
Benefit obligation at beginning of year          $  8,188,361    $  8,286,366
Service cost                                          487,392         535,681
Interest cost                                         592,537         538,400
Actuarial loss                                        332,610          91,615
Effect of curtailment                                    --            (2,834)
Benefits paid                                      (1,114,797)     (1,260,867)
                                                 ------------    ------------
Benefit obligation at end of year                $  8,486,103    $  8,188,361
                                                 ------------    ------------

Change in Plan Assets
Fair value of plan assets at beginning of year   $ 10,176,049    $  9,188,450
Actual return (loss) on plan assets                  (636,591)      1,507,558
Employer contribution                                 648,737         740,908
Benefits paid                                      (1,114,797)     (1,260,867)
                                                 ------------    ------------
Fair value of plan assets at end of year         $  9,073,398    $ 10,176,049
                                                 ------------    ------------

Funded status                                    $    587,295    $  1,987,688
Unrecognized net actuarial loss (gain)              1,652,236        (117,267)
Net transition asset                                  (29,262)        (71,656)
                                                 ------------    ------------

Prepaid benefit cost (included in other
  assets in the accompanying balance sheet)      $  2,210,269    $  1,798,765
                                                 ============    ============

     The assets of the plan consist primarily of common stocks, bonds and certificates of deposit. Net pension costs for the years ended June 30 include the following:

                                               2001          2000          1999
                                          ---------     ---------     ---------
Components of  Net Periodic Benefit Cost
Service cost                              $ 487,392     $ 535,681     $ 467,417
Interest cost                               592,537       538,400       471,939
Expected return on plan assets             (800,303)     (764,449)     (715,795)
Amortization of net transition asset        (42,394)      (42,394)      (42,394)
                                          ---------     ---------     ---------
       Net periodic benefit cost          $ 237,232     $ 267,238     $ 181,167
                                          =========     =========     =========

Weighted-Average Assumptions
Discount rate                                 7.75%         7.75%         6.50%
Expected return on plan assets                8.00%         8.00%         8.00%
Rate of compensation increase                 4.00%         4.00%         4.00%

     During the plan year ended March 31, 2000, Delta eliminated 16 positions in conjunction with a workforce reduction plan. Subsequently, 7 additional positions were eliminated as a result of reorganization of Delta's branch offices, which was completed by June 30, 2000. These events constituted a curtailment under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The combined impact of the curtailment gain, the savings in salary expense, and the cost of one time payments made to severed employees was not material to results of operations.

     SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits", and SFAS No. 112, "Employers' Accounting for Post-Employment Benefits", do not affect the Company, as Delta does not provide benefits for post-retirement or post-employment other than the pension plan for retired employees.

     (b) Employee Savings Plan -- The Company has an Employee Savings Plan ("Savings Plan") under which eligible employees may elect to contribute any whole percentage between 2% and 15% of their annual compensation. The Company will match 50% of the employee's contribution up to a maximum Company contribution of 2.5% of the employee's annual compensation. For 2001, 2000, and 1999, Delta's Savings Plan expense was $154,600, $170,800, and $169,300, respectively.

     (c) Employee Stock Purchase Plan -- The Company has an Employee Stock Purchase Plan ("Stock Plan") under which qualified permanent employees are eligible to participate. Under the terms of the Stock Plan, such employees can contribute on a monthly basis 1% of their annual salary level (as of July 1 of each year) to be used to purchase Delta's common stock. The Company issues Delta common stock, based upon the fiscal year contributions, using an average of the high and low sale prices of Delta's stock as quoted in NASDAQ's National Market System on the last business day in June and matches those shares so purchased. Therefore, stock with an equivalent market value of $96,000 was issued in July, 2001. The continuation and terms of the Stock Plan are subject to approval by Delta's Board of Directors on an annual basis. Delta's Board has continued the Stock Plan through June 30, 2002.

(4)  Dividend Reinvestment and Stock Purchase Plan

     The Company's Dividend Reinvestment and Stock Purchase Plan ("Reinvestment Plan") provides that shareholders of record can reinvest dividends and also make limited additional investments of up to $50,000 per year in shares of common stock of the Company. Under the Reinvestment Plan the Company issued 28,958, 37,499, and 32,551 shares in 2001, 2000, and 1999, respectively. Delta reserved 150,000 shares for issuance under the Reinvestment Plan in December, 2000, and as of June 30, 2001 there were 134,772 shares still available for issuance.

(5)  Notes Payable and Line of Credit

     The current available line of credit is $40,000,000, of which $16,800,000 was borrowed at an interest rate of 4.85% as of June 30, 2001. At June 30, 2000, the available line of credit was $25,000,000, of which $9,625,000 was borrowed at an interest rate of 6.51%. The maximum amount borrowed during 2001 and 2000 was $21,445,000 and $16,700,000, respectively. The interest on this line is determined monthly at the London Interbank Offered Rate ("LIBOR") plus 1% on the used line of credit. The cost of the unused line of credit is priced at 0.3%. The current line of credit must be renewed during October, 2002.

(6)  Long-Term Debt

     In March, 1998 Delta issued $25,000,000 of 7.15% Debentures that mature in March, 2018. Redemption of up to $25,000 annually will be made on behalf of deceased holders within 60 days of notice, subject to an annual aggregate $750,000 limitation. The 7.15% Debentures can be redeemed by the Company after April 1, 2003. Restrictions under the indenture agreement covering the 7.15% Debentures include, among other things, a restriction whereby dividend payments cannot be made unless consolidated shareholders' equity of the Company exceeds $21,500,000. No retained earnings are restricted under the provisions of the indenture.

     In July, 1996 Delta issued $15,000,000 of 8.3% Debentures that mature in July, 2026. Redemption on behalf of deceased holders within 60 days of notice of up to $25,000 per holder will be made annually, subject to an annual aggregate limitation of $500,000. The 8.3% Debentures can be redeemed by the Company beginning in August, 2001 at a 5% premium, such premium declining ratably until it ceases in August, 2006.

     In October, 1993 Delta issued $15,000,000 of 6 5/8% Debentures that mature in October, 2023. Each holder may require redemption of up to $25,000 annually, subject to an annual aggregate limitation of $500,000. Such redemption will also be made on behalf of deceased holders within 60 days of notice, subject to the annual aggregate $500,000 limitation. The 6 5/8% Debentures can be redeemed by the Company beginning in October, 1998 at a 5% premium, such premium declining ratably until it ceases in October, 2003. The Company may not assume any additional mortgage indebtedness in excess of $2 million without effectively securing the 6 5/8% Debentures equally to such additional indebtedness.

     Debt issuance expenses are deferred and amortized over the terms of the related debt. Call premium in 1998 of $300,000 and loss on extinguishment of debt of $332,000 was deferred and is being amortized over the term of the related debt consistent with regulatory treatment.

     A non-interest bearing promissory note was issued by Delta in November, 1995 in the amount of $1,800,000. The remaining installment of $700,000 due under this note is payable in 2002. The note was issued when Delta purchased leases and depleted gas wells to develop them for the underground storage of natural gas. The promissory note installment is secured by escrow of 40,000 shares of Delta's common stock. These shares will be issued to the holder of the promissory note only in the event of default in payment by Delta.

(7)  Fair Values of Financial Instruments

     The fair value of the Company's debentures is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's debentures at June 30, 2001 and 2000 was estimated to be $48,429,000 and $47,152,000, respectively. The carrying amount in the accompanying consolidated financial statements as of June 30, 2001 and 2000 is $51,025,000 and $51,836,000, respectively.

     The carrying amount of the Company's other financial instruments including cash equivalents, accounts receivable, notes receivable, accounts payable and the non-interest bearing promissory note approximate their fair value.

(8)   Commitments and Contingencies

     The Company has entered into individual employment agreements with its five officers and an agreement with the Chairman of the Board. The agreements expire or may be terminated at various times. The agreements provide for continuing monthly payments or lump sum payments and continuation of specified benefits over varying periods in certain cases following defined changes in ownership of the Company.

(9)   Rates

     Reference is made to "Regulatory Matters" herein with respect to rate matters.

(10)     Operating Segments

     Delta adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", during fiscal 1999. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products and services in geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Delta's chief operating decision making group is the Company's officers.

     The Company has two segments: (i) a regulated natural gas distribution, transmission and storage segment, and (ii) an unregulated segment which participates in related ventures, consisting of natural gas marketing and production. The Company operates in a single geographic area of central and southeastern Kentucky.

     The segments follow the same accounting policies as described in the Summary of Significant Accounting Policies and Principles of Consolidation in
Note 1 of the Notes to Consolidated Financial Statements. Because the Company earns revenues on the transportation of natural gas in its regulated segment, management evaluates the performance of the unregulated natural gas marketing subsidiaries based on the additional margin added from their sales and their ability to maintain contact with customers who choose to transport on the regulated system. Intersegment transportation revenue/expense is recorded at Delta's tariff rates. Transfer pricing for sales of gas between segments is at cost. Operating expenses, taxes and interest are allocated to the unregulated segment.

         Segment information is shown below for the periods:

 ($000)                                    2001           2000          1999
                                           ----           ----          ----
Revenues
      Regulated
         External customers              48,887        33,314          30,000
         Intersegment                     3,244         4,606           5,496
              Total regulated            52,131        37,920          35,496

      Non-regulated
         External customers              21,883        12,613           8,672
         Intersegment                    27,609        16,249          15,881
                                        --------      --------         -------

              Total non-regulated        49,492        28,862           24,553

      Eliminations for intersegment    (30,853)       (20,855)        (21,377)
                                        -------      ----------      ---------

              Total operating revenues   70,770       45,927          38,672
                                        ========     ========        ========

 ($000)                                   2001           2000         1999
                                          ----           ----         ----

Expenses
      Operating expenses
         Regulated
            Depreciation                    3,797         3,940       3,804
            Income taxes                    1,696         1,657       1,001
            Other                          38,662        24,792      24,398
                                         --------     ---------    --------
      Total regulated                      44,155        30,389      29,203
                                         --------     ---------    --------
      Non-regulated
           Depreciation                        43            49          37
           Income taxes                       536           412         238
           Other                           48,167        27,755      23,838
                                         --------     ---------    --------
      Total non-regulated                  48,746        28,216      24,113
      Eliminations for intersegment       (30,853)      (20,855)    (21,296)
                                         --------     ---------    --------
             Total operating expenses      62,048        37,750      32,020
                                         ========     =========    ========

Other Income and Deductions
      Regulated                                31            43          25
      Non-regulated                            -            -            9
                                         --------     ----------   --------
      Total other income and  deductions      31            43          34
                                         ========     =========    ========

Interest Charges
      Regulated                             5,191         4,766       4,552
      Non-regulated                            42            41          64
         Eliminations for intersegment       (116)          (52)        (81)
                                         --------     ---------    --------
            Total interest charges          5,117         4,755       4,535
                                         ========     =========    ========

Net Income
      Regulated                             2,817         2,808       1,766
      Non-regulated                           819           657         385
                                         --------     ---------    --------
            Total net income                3,636         3,465       2,151
                                         ========     =========    ========

Assets
      Regulated                           120,710       108,876     105,716
      Non-regulated                         3,469         4,043       1,757
                                         --------     ---------   ---------
           Total assets                   124,179       112,919     107,473
                                         ========     =========   =========

Capital Expenditures
      Regulated                             7,070         8,796       7,981
      Non-regulated                           -            -              1
                                          --------      --------    ---------
           Total capital expenditures       7,070         8,796       7,982
                                          ========     =========   =========

(11)     Quarterly Financial Data (Unaudited)

     The quarterly data reflects, in the opinion of management, all normal recurring adjustments necessary to present fairly the results for the interim periods.

                                                                      Basic and
                                                                        Diluted
                                                                       Earnings
                                                                     (Loss) per
                                                                        Common
             Operating Revenues  Operating Income  Net Income (Loss)    Share(a)
             ------------------  ----------------  ----------------    ---------
 Quarter Ended

Fiscal 2001

September 30      $ 6,722,188      $  152,070     $(1,055,810)   $    (.43)
December 31        16,941,117       2,081,843         765,633          .31
March 31           32,330,755       5,315,853       3,983,175         1.60
June 30            14,776,096       1,171,953         (57,103)        (.02)

Fiscal 2000

September 30      $ 4,753,043      $  344,622     $  (801,859)     $  (.33)
December 31         9,964,446       1,869,292         633,318          .26
March 31           20,708,156       4,609,595       3,400,687         1.39
June 30            10,501,130       1,353,213         232,711          .09


(a) Quarterly earnings per share may not equal annual earnings per share due to changes in shares outstanding.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Delta Natural Gas Company, Inc.:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of DELTA NATURAL GAS COMPANY, INC. (a Kentucky corporation) and subsidiary companies as of June 30, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Natural Gas Company, Inc. and subsidiary companies as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.




                                                   Arthur Andersen LLP

Louisville, Kentucky

August 10, 2001

Management's Statement of Responsibility for Financial Reporting and Accounting

     Management is responsible for the preparation, presentation and integrity of the financial statements and other financial information in this report. In preparing financial statements in conformity with accounting principles generally accepted in the United States management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company maintains a system of accounting and internal controls which management believes provides reasonable assurance that the accounting records are reliable for purposes of preparing financial statements and that the assets are properly accounted for and protected. The Board of Directors pursues its oversight role for these financial statements through its Audit Committee, which consists of four outside directors. The Audit Committee meets periodically with management to review the work and monitor the discharge of their responsibilities. The Audit Committee also meets periodically with the Company's internal auditor as well as Arthur Andersen LLP, the independent auditors, who have full and free access to the Audit Committee, with or without management present, to discuss internal accounting control, auditing and financial reporting matters.



Glenn R. Jennings               John F. Hall                      John B. Brown
President & Chief Executive     Vice President - Finance,         Controller
Officer                         Secretary & Treasurer

Consolidated Statistics

For the Years Ended June 30,      2001     2000      1999      1998       1997

Average Retail Customers Served
   Residential                  33,691    33,251    32,429   31,5953     31,380
   Commercial                    5,227     5,110     4,958     4,873      4,770
   Industrial                       65        66        68        70         73
                               -------   -------   -------   -------    -------

      Total                     38,983    38,427    37,455    36,896     36,215
                               -------   -------   -------   -------     ------

Operating Revenues ($000)
   Residential sales            28,088    19,672    17,329    19,969     19,694
   Commercial sales             17,040    10,952    10,039    11,890     11,977
   Industrial sales              2,046     1,104     1,173     1,576      1,890
   On-system transportation      3,895     4,056     4,107     3,877      3,214
   Off-system transportation       814       522       363       483        382
   Subsidiary sales             18,640     9,431     5,491     6,335      4,904
   Other                           247       190       170       128        108
                               -------   -------   -------   -------    -------

      Total                     70,770    45,927    38,672    44,258     42,169
                               -------   -------   -------   -------    -------

System Throughput
(Million Cu. Ft.)
   Residential sales             2,614     2,266     2,223     2,377      2,464
   Commercial sales              1,666     1,397     1,401     1,504      1,557
   Industrial sales                249       174       189       231        278
                               -------   -------   -------   -------    -------

      Total retail sales         4,529     3,837     3,813     4,112      4,299

   On-system transportation      4,768     4,703     4,434     3,467      2,863

   Off-system transportation     2,677     1,672     1,144     1,489      1,205
                               -------   -------   -------   -------     ------

      Total                     11,974    10,212     9,391     9,068      8,367
                               -------   -------   -------   -------     ------

Average Annual Consumption Per
  Average Residential
  Customer (Thousand Cu. Ft.)      78        68        69        74           79
Lexington, Kentucky Degree Days
   Actual                       4,961      4,162     4,188      4,397      4,867
   Percent of 30 year average
     (4,647)                    106.8       89.6      90.1       94.6      104.7
Average Revenue Per Mcf Sold
  at Retail ($)                 10.42       8.27      7.49       8.13       7.81

Average Gas Cost Per Mcf Sold
  at Retail ($)                  6.07       3.77      3.69       4.60       4.62


Directors & Officers

Board of Directors

Donald R. Crowe (a)
Retired Senior Analyst
Department of Insurance
Commonwealth of Kentucky
Lexington, Kentucky

Jane Hylton Green (b)
Retired Vice President-
Human Resources and
Corporate Secretary

Lanny D. Greer (b)
Chairman of the Board and President
First National Financial
Corporation and First National Bank
(commercial banking)
Manchester, Kentucky

Billy Joe Hall (b)
Investment Broker
LPL Financial Services
(general brokerage services)
Mount Sterling, Kentucky

Glenn R. Jennings (c)
Vice Chairman of the Board, President
and Chief Executive Officer

Lewis N. Melton (a)
Professional Engineer
Secretary
Vaughn & Melton, Inc.
(consulting engineering)
Middlesboro, Kentucky

Harrison D. Peet (c)
Chairman of the Board
Retired President
and Chief Executive Officer

Arthur E. Walker, Jr. (a)(c)
President
The Walker Company
(general and highway construction)
Mount Sterling, Kentucky


Michael R. Whitley (b) Retired Vice Chairman of the Board, President and Chief Operating Officer LG & E Energy Corp.
(diversified utility)
Louisville, Kentucky




(a) Member of Nominating and
     Compensation Committee
(b) Member of Audit Committee
(c) Member of Executive Committee



Officers

John B. Brown
Controller

Johnny L. Caudill
Vice President-
Administration and
Customer Service

John F. Hall
Vice President-
Finance, Secretary and Treasurer

Alan L. Heath
Vice President-
Operations and Engineering

Glenn R. Jennings
President and
Chief Executive Officer

Corporate Information

Shareholders' Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to the Transfer Agent and Registrar. Communications regarding dividends, the above items or any other shareholder inquiries may be directed to: Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.


Independent Public Accountants

Arthur Andersen LLP
2300 Meidinger Tower
The Louisville Galleria
Louisville, Kentucky 40202

Disbursement Agent, Transfer Agent and Registrar for Common Shares

Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio 45202

Trustee and Interest Paying Agents for Debentures

6 5/8% due 2023

Corporate Trust Bank One
235 W. Schrock Rd.
Westerville, Ohio 43081

8.3% due 2026; 7.15% due 2018

Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio 45202

Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio  45202


2001 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.


2001 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 15, 2001, at 10:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 8, 2001.

SEC Form 10-K

A copy of Delta's most recent annual report on SEC Form 10-K is available, without charge, upon written request to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391.


Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company's common stock without paying brokerage fees. Participants may reinvest their dividends and make optional cash payments to acquire additional shares. Fifth Third Bank administers the Plan and is the agent for the participants. For more information, inquiries may be directed to Emily P. Bennett, Director-Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.